Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Talon International, Inc.

Woodland Hills, California

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2005, relating to the consolidated financial statements of operations, stockholders’ equity and convertible redeemable preferred stock and cash flows and financial statement schedule of Tag-It Pacific, Inc. (now Talon International, Inc.) for the year ended December 31, 2004 appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Los Angeles, California

August 10, 2007